UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

INFOCUS CORPORATION

(Name of Subject Company)

INFOCUS CORPORATION

(Name of Person Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Robert G. O’Malley

President and Chief Executive Officer

InFocus Corporation

27500 SW Parkway

Wilsonville, Oregon 97070

(503) 685-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Robertson

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, Washington 98101

(206) 464-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on April 27, 2009 by InFocus Corporation.

Item 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

“(a)(12) Memorandum to Employees regarding Tender Procedures.

  (a)(13) Memorandum to Certain Holders of InFocus Options.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

INFOCUS CORPORATION

By:	/s/ Robert G. O’Malley
Robert G. O’Malley
President and Chief Executive Officer